SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Redemption of 2022 Senior Notes by GOL Finance

São Paulo, Brazil, February 21, 2020 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL” or the “Company”) today announced that GOL Finance initiated an optional redemption of its 8.875% Senior Notes due 2022 (the “Notes”).

The Notes will be redeemed on March 23, 2020 (the “Redemption Date”) at a redemption price (the “Redemption Price”) equal to 102.219% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date. Notes held through The Depository Trust Company (“DTC”) should be surrendered for redemption in accordance with DTC’s procedures therefor. The Company has been informed that all Notes are held through DTC. The Notice of Redemption of the Notes will be sent to all registered holders on February 21, 2020. Interest on the Notes will cease to accrue on and after the Redemption Date, subject to certain exceptions, and the only remaining right of holders of the Notes is to receive payment of the Redemption Price.

GOL Finance is exercising the call option on these Notes as a part of GOL’s ongoing capital structure strategy, which aims to properly match the tenor of long-term assets and liabilities, optimize the cost of capital, improve cash flows and grow earnings. Since 2017, the Company redeemed or retired R$3.7 billion of debt, reducing GOL’s overall funding costs, and successfully re-positioned its credit among the world’s leading low-cost carriers. In 2019, its credit rating was upgraded by the three major corporate credit rating agencies to B/B+.

“We continue to strengthen GOL's equilibrium through our disciplined capital structure optimization, with the view to further improving our credit rating this year,” said Richard Lark, the Company’s CFO.

The redemption will be funded from the proceeds of long-term aircraft asset divestments realized earlier this year.

This press release is for informational purposes only and does not constitute a notice of redemption of the Notes.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements that are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on assumptions and factors, including general economic and market conditions, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces Redemption of 2022 Senior Notes by GOL Finance

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.